September 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Amendment No. 6 to Registration Statement on Form F-4
Filed August 21, 2025
File No. 333-282624

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its communications to ATMC and HCYC, relating to HCYC’s Amendment No. 6 to Registration Statement on Form F-4 filed August 21, 2025.

HCYC is filing via EDGAR Amendment No. 7 to Registration Statement on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 6 to Registration Statement on Form F-4

1.	We note your disclosure on p. 100 and stipulation in Section 8.11 of the Business Combination Agreement that the Company will use best efforts to secure PIPE financing. We also note that Merger agreement refers to PIPE financing as a condition to the SPAC’s obligations. Please tell us the status of any PIPE financing and revise your disclosure accordingly.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 28, 29, 100 and 102 have been revised to address the Staff’s comment.

2.	We note that you believe that you are not required to obtain regulatory approval from the China Securities Regulatory Commission (“CSRC”). Please explain how you came to this determination and whether you consulted counsel. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. On the Cover Page, please also state each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on the cover page and pages 40 and 71 have been revised to address the Staff’s comment.

3.	We note your disclosure regarding Nasdaq delisting notices and a notice disclosed via a Current Report on Form 8-K regarding a delisting notice for failure to satisfy Listing Rule 5420(a)(2). Please update your disclosure in your Prospectus Summary and Risk Factors regarding the statuses of both notices.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on pages 49-50, 75 and F-21 have been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship